EXHIBIT 99.1

INTERNET GOLD ANNOUNCES 1-FOR-100 REVERSE SHARES SPLIT OF ORDINARY SHARES EFFECTIVE AS OF AUGUST 16, 2019

Ramat Gan, Israel – August 13, 2019 –Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) announces that the reverse shares split previously approved by the Company’s shareholders on August 8, 2019 shall become effective as of the commencement of trading on the NASDAQ on August 16, 2019. The first trading day of the consolidated ordinary shares on the Tel-Aviv Stock Exchange Ltd. is August 18, 2019.

Pursuant to the reverse shares split, each 100 ordinary shares, NIS 0.01 nominal value per share, will be converted into one ordinary share, NIS 1.00 nominal value per share. Once effective, the post-split shares will trade under the same symbol "IGLD" and under a new CINS number, M56595 149.

No fractional shares will be issued as a result of the reverse shares split.

As of August 15, 2019, there were 28,003,186 ordinary shares outstanding and after the reverse shares split there will be approximately 280,031 ordinary shares outstanding. The exchange agent for the reverse shares split is American Stock Transfer & Trust Company, whose address is 6201 15th Avenue, Brooklyn, N.Y. 11219 (tel: (718) 921- 8317 or (877) 248-6417). The exchange agent will send instructions to shareholders of record regarding the exchange of certificates for ordinary shares. Shareholders owning shares through a broker or other nominee will have their positions automatically adjusted to reflect the reverse shares split and will not be required to take any action in connection with the reverse shares split.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yuval Snir– IR Manager

yuval@igld.com / Tel: +972-3-924-0000